GLIDELOGIC CORP.

21/1 Erkindik Ave, ste. 187

Bishkek, Kyrgyzstan 720000

Tel.  (786) 708-6089

May 12, 2021

Mr. Edwin Kim

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Glidelogic Corp.

       Registration Statement on Form S-1

       Filed March 26, 2021

       File No. 333-254750

Dear Mr. Kim,

GLIDELOGIC CORP. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's request, dated April 21, 2021 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on March 26, 2021.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's requests as follows (the term “our” or “we” as used herein refers to the Company):

Form S-1 filed March 26, 2021

Prospectus Cover Page, page 3

1. Given that you have no revenues, nominal assets and limited operations, it appears that you are a shell company, as defined by Rule 405 of Regulation C. Please prominently disclose that you are a shell company on your prospectus cover page and revise your disclosure in your prospectus accordingly. We note, for example, that you reference sales of common stock by your shareholder relying upon the exemption under Rule 144 on page 17. Please note as a shell company, your shareholder is prohibited from relying on the Rule 144(i) exemption to sell her restricted shares.

Response: We do not believe that Glidelogic Corp. is a “shell company” as defined in Rule 405 of Regulation C, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Black’s Law Dictionary defines “nominal” as

…titular, existing in name only, not real or substantial; connected with the transaction or proceeding in name only, not in interest, not real or actual; merely named, stated or given, without reference to actual conditions; often with the implication that the thing named is small, slight, or the like; in comparison to what might properly be expected, as scarcely to entitled to a name…

As of the date of this responses, the Company clearly has assets in line with its stage of development and its business model. The Company negotiated a consulting agreement and expecting to generate revenue of $20,000. Moreover, we are currently developing our website and developing our messenger app. The Company during its lifespan has had continuous operations and such operations were not at any time “nominal.”

Considering that the Company was and remains a “development stage or startup company”, the scope of its operations may have been constrained at certain times by its capital resources, but at no time did its operational efforts lapse. Moreover, at no time have such operations been “not real” or “existing in name only” and such operations continue today. We do not believe that Glidelogic Corp. is a “shell company”.

Risk Factors, page 8

2. Please add a risk factor that addresses the immediate dilution that shareholders of your common stock will incur upon purchase of your shares in this offering.

Response: We have added the requested risk factor.

3. Please clarify if you are intending to voluntarily register your common stock under Section 12(g) of the Exchange Act by filing a Form 8-A. Please also clarify your future filing obligations. For example, if you do not intend to register your common stock under Section 12(g), you may not be required to file information or proxy statements, beneficial ownership reports, or be subject to the short-swing profits or tender offer rules under Sections 14 and 16 of the Exchange Act. Further, your periodic reporting obligations may be automatically suspended under Section 15(d) of the Exchange should your total holders of record fall below 300 shareholders under certain circumstances.

Response: We have updated our disclosure to clarify if we are not intending to voluntarily register our common stock under Section 12(g) of the Exchange Act by filing a Form 8-A. We have also clarified our future reporting obligations.

Description of Business, page 20

4. You reference your “showpiece” application, a messenger application, and list features that this product will feature. Please clarify the current status of the development of your messenger application and whether any of the features currently exist or are available in a prototype form. You should clarify features that have not been developed and are uncertain if they will ever be incorporated in your product.

Response: We have clarified the current status of the development of our messenger application and its features.

5. You refer to your messenger application to use “blockchain technologies” to provide privacy and security to your users. Please provide more detail as to how blockchain technologies will be used in your applications and the stage of development of such technology. Please also address any known business risks and challenges, including any known trends or uncertainties of the development and use of such blockchain technologies in your products. Consider adding a risk factor that addresses whether you will be able to successfully develop and incorporate such technologies.

Response: We have provided more details as to how blockchain technologies will be used in our applications and the stage of development of such technology. We have also added the risk factors connected with blockchain technologies development and incorporation.

Financial Statements, page 34

6. Your disclosure on page 31 states that Ms. Strygina has advanced funds to you that will be repaid from revenues of operations if and when you generate revenues to pay the obligation. Please clarify how these advances and their terms are reflected in your financial statements and notes to financial statements.

Response: We have revised our disclosure and stated that Ms. Strygina has not advanced funds to the company as of January 31, 2021.

Note 9 - Subsequent Events, page F-9

7. Your disclosure states that you have determined that you do not have any material subsequent events to disclose in the financial statements other than share issuance. Please clarify your disclosure to describe the shares that were issued subsequent to January 31, 2021.

Response: We have revised our disclosure. The Company has no shares issued subsequent to January 31, 2021.

Exhibits

8. Please provide an opinion of counsel as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and non-assessable. Please refer to Item 601(b)(5) of Regulation S-K.

Response: We have filed our counsel’s legal opinion and consent as an exhibit.

General

9. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company does not have any written communications, that have been provided to potential investors in reliance on Section 5(d) of the Securities Act. If any such materials are used in the future in connection with the offering, the Company will provide copies of such materials supplementally.

Please direct any further comments or questions you may have to the company at glidelogic@yandex.com

Thank you.

Sincerely,

/S/ Daniella Strygina

Daniella Strygina, President